

November 17, 2010

Mr. Robert J. Ready
Chairman of the Board and Chief Executive Officer
LSI Industries Inc.
10000 Alliance Road
Cincinnati, Ohio 45242

> **Re: LSI Industries Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2010**
> **Filed September 8, 2010**
> **Definitive Proxy Statement**
> **Filed October 1, 2010**
> **File No. 000-13375**

Dear Mr. Ready:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days and indicate that you will comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comments apply to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended June 30, 2010

Exhibits and Financial Statement Schedules, page 19

1. We note that you generated 17% of your revenues in fiscal 2010 from a project with 7-Eleven. Please disclose the material terms, and file as exhibits, your contracts or agreements with 7-Eleven. See Item 601(b)(10) of Regulation S-K.

<u>Definitive Proxy Statement</u>

<u>Principal Shareholders, page 2</u>

2. Please also tell us why you aggregate the securities holdings of Messrs. Miller, Feeney and Kelly and report those holdings as a group in your Principal Shareholders and Directors and Executive Officers tables.

<u>Executive Compensation, page 12</u>

<u>Annual Cash Incentives, page 16</u>

3. To the extent that performance goals you set going-forward include numerical targets, please disclose these targets. In addition, please disclose all material personal and company goals considered in determining annual cash incentive awards. See Item 402(b)(2)(v) of Regulation S-K.

<u>Summary Compensation Table, page 20</u>

4. In your response letter, please provide your analysis as to why you report your cash incentive awards in the Bonus column of your Summary Compensation Table, instead of reporting such awards in the Non-Equity Incentive Plan Compensation column. See Item 402(c)(2)(vii) of Regulation S-K, and Question 119.02 of the Compliance & Disclosure Interpretations (last updated September 17, 2010), available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

<u>Corporate Governance, page 27</u>

5. Please also tell us how Mr. Gary P. Kreider meets the board independence standards set forth by NASDAQ rules.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Cascarano, Staff Accountant, at 202-551-3376 or Ivette Leon, Assistant Chief Accountant, at 202-551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Robert Bartelmes for
Larry Spirgel
Assistant Director